--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 1 of 18
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                          OREGON TRAIL FINANCIAL CORP.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    685932105
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800

                                 with a copy to:
                           Spencer L. Schneider, Esq.
                                145 Hudson Street
                            New York, New York 10013
                                 (212) 431-7151
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of SS240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. / /

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 2 of 18
--------------------------------------------------------------------------------



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value Partners II, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    290,800
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    290,800

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     290,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 3 of 18
--------------------------------------------------------------------------------



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Associates, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    290,800
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    290,800

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     290,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 4 of 18
--------------------------------------------------------------------------------



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stilwell Value LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    290,800
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    290,800

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     290,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 5 of 18
--------------------------------------------------------------------------------



________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Joseph Stilwell

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF, OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    290,800
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    290,800

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     290,800

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 6 of 18
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

          This is Amendment No. 7 to the Schedule 13D filed on November 17, 2000 ("Original 13D"), and to Amendment No. 1 to the Schedule 13D filed on December 15, 2000 ("Amendment No. 1 to Original 13D"), and to Amendment No. 2 to the
Schedule 13D filed on January 9, 2001 ("Amendment No. 2 to Original 13D"), and to Amendment No. 3 to the Schedule 13D filed on February 1, 2001 ("Amendment No. 3 to Original 13D"), and to Amendment No. 4 to the Schedule 13D filed on February 16, 2001 ("Amendment No. 4 to Original 13D"), and to Amendment No. 5 to the Schedule 13D filed on March 23, 2001 ("Amendment No. 5 to Original 13D"), and to Amendment No. 6 to the Schedule 13D filed on May 8, 2001 ("Amendment No. 6 to Original 13D"), by joint filers Stilwell Value Partners II, L.P., a Delaware limited partnership ("Stilwell Value Partners II"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners II and Stilwell Associates, and Joseph Stilwell, managing and sole member of Stilwell Value LLC. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

         This Schedule 13D relates to the common stock ("Common Stock") of Oregon Trail Financial Corp. (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 2055 First Street, Baker City, Oregon 97814. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including shares of Common Stock held in the names of Stilwell Value Partners II and Stilwell Associates, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners II and Stilwell Associates.

         The business address of the Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

         The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners II and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners II and Stilwell Associates.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 7 of 18
--------------------------------------------------------------------------------

          (f) Mr. Stilwell is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

         The source and amount of funds initially expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D, in Amendment No. 1 to the Original 13D and in Amendment No. 6 to the Original 13D. Since the date of the filing of Amendment No.6 to the Original 13D on May 8, 2001, there have been no purchases of Common Stock by any members of the Group.

Item 4.   Purpose of Transaction

         The purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group expects to actively assert shareholder rights, in the manner described below, with the intent to influence the policies of the Issuer. The members of the Group do not believe the value of the Issuer's assets are adequately reflected in the current market price of the Issuer's Common Stock

         Members of the Group believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things: (a) repurchasing its shares; (b) issuing special dividends; (c) liquidating various assets; and/or (d) selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it. Further, members of the Group believe that institutions such as the Issuer should have major shareholders sitting on their Board of Directors. Finally, members of the Group are strongly opposed to the Issuer expanding in new market areas because the Issuer is unable to firmly address its poor return on equity.

         Members of the Group reserve the right to communicate and discuss their views with other shareholders. On December 26, 2000, Stilwell Associates served a written demand upon the Issuer, pursuant to Oregon law, demanding that the Issuer produce: (a) its "record of shareholders," (b) copies of any minutes and records of meetings and actions of its board of directors, committees and shareholders, and any financial and accounting records, relating to Issuer's plans and goals with respect to increasing shareholder value, and (c) other enumerated records required to be maintained by corporations under Oregon law. (A copy of the December 26, 2000, letter is attached hereto as Exhibit 2.) The Issuer failed to make available all the requested documents within the statutorily imposed deadline. Consequently, on January 5, 2001, Stilwell Associates commenced a lawsuit against Issuer in the Circuit Court of the State of Oregon for the County of Baker requesting that the Court issue an alternative writ of mandamus commanding Issuer to either turn over the requested documents or to appear before the Court to show cause why it has not turned over the documents. The suit also seeks, pursuant to Oregon law, all of Stilwell Associates' attorneys' fees and costs incurred in seeking the requested documents. On January 8, 2001, Circuit Judge Gregory L. Baxter issued an order allowing an alternative writ of mandamus, scheduling the show cause hearing for January 12, 2001. A copy of Stilwell Associates' petition requesting an alternative writ of mandamus is attached as Exhibit 3. The show cause hearing was adjourned because the Judge who was appointed to preside at the hearing

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 8 of 18
--------------------------------------------------------------------------------

recused himself. On January 16, 2001, the Issuer made a partial production of materials requested by the Group; however, the Group believes that the materials withheld (i.e., the Cede and NOBO lists, to the extent the Issuer or its agents possess them, as well as excerpts from minutes of Board of Director meetings relating to maximizing shareholder value) should have been and must be turned over. On January 24, 2001, Mr. Stilwell wrote to the President of Issuer, Mr. Berniel L. Maughan, expressing his displeasure with the Issuer's: (a) resistance to the production of rightfully requested materials; and (b) issuance of what Mr. Stilwell believed to be a misleading press release which did not disclose that the production was only partial. (A copy of this letter is attached hereto as Exhibit 4.) The Group was led to believe by the Issuer that it did not possess either the Cede or NOBO lists but it agreed that it would produce them upon receiving them. The Group had therefore adjourned the show cause hearing without date in contemplation of entering into a written settlement agreement. However, the Issuer decided to place unreasonable preconditions upon the production of the lists and to the other materials it withholds from the Group. The show cause hearing was held on May 5, 2001, before Judge Baxter who reserved the matter for a ruling.

         The Issuer agreed to meet with members of the Group at the Issuer's headquarters to discuss the Issuer's business plans and goals for return on equity. This meeting was held on January 25, 2001. In the course of this meeting, members of the Group proposed to the Issuer that it invite two nominees of the Group to sit on the Issuer's Board of Directors through the 2002 annual meeting of stockholders. The Group represented that if the Issuer accepted its proposal the Group would enter into a limited standstill agreement with the Issuer. Issuer's representatives informed the Group that some of the members of the Issuer's Board of Directors were out of the country and that the earliest date that the Board of Directors would consider the proposal was February 12, 2001. The Group made no assurance it would be able to arrive at an agreement with the Issuer with regard to this proposal. The Group reserved all of its rights as a shareholder and in the pending litigation referred to above.

         On February 14, 2001, the Issuer informed the Group that it had rejected the Group's proposal to place its two nominees to sit on the Issuer's Board of Directors. In rejecting the proposal, the Issuer acknowledged that the Group intends to nominate an alternate slate of directors for the 2001 annual meeting of stockholders, but suggested that it would not be in the Group's "interest" to wage a proxy fight in light of the "costs". However, the Group believes it has no choice but to seek Board representation because of management's refusal to maximize shareholder value and its inability to attract and retain officers who are capable of operating the Company and earning a reasonable return. The Group has retained MalCon Proxy Advisors, Inc., as its proxy solicitor. MalCon Proxy Advisors, Inc. is comprised of former members of Beacon Hills Partners, Inc.

         On February 16, 2001, the Group filed a lawsuit against Charles Henry Rouse, a director of the Issuer. (A copy of the complaint is attached hereto as Exhibit 5.) The lawsuit seeks a judgment to remove Mr. Rouse from the Issuer's Board of Directors because Mr. Rouse violated the Issuer's residency requirement when he moved his primary residence away from the Issuer's market area. The lawsuit also seeks the maximum fine against Mr. Rouse under the Oregon Code for violation of the applicable statute. Discovery of Mr. Rouse and the Issuer's Board of Directors has been noticed and has proceeded. On February 16, 2001, the Issuer filed a Form 10-Q attaching its residency requirement which was

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                     Page 9 of 18
--------------------------------------------------------------------------------

retroactively amended by the Board to try to prevent Mr. Rouse from losing his Board seat and his unvested stock options and grants. Mr. Rouse has filed an answer to the complaint. The Group continues to reserve the right to proceed against other directors for breaches of their fiduciary duties with respect to this and other events.

         On May 8, 2001, Stilwell Associates sent a letter to the Issuer demanding that the Issuer remove Edward H. Elms from the Board on the grounds that he gave false deposition testimony in the Rouse lawsuit. (A copy of the letter is attached as Exhibit 6 hereto.) Stilwell Associates' letter states that if the Issuer does not demand the resignation of Mr. Elms or commence an action to remove him by May 18, 2001, Stilwell Associates will commence a derivative action to remove Mr. Elms. The Issuer failed to abide by the demand within the specified deadline. Therefore, a derivative action was filed today by Stilwell Associates in the U.S. District Court for the District of Oregon seeking to remove Mr. Elms. (A copy of the Complaint is attached as Exhibit 7 hereto.) Additionally, Stilwell Associates seeks to recover its reasonable attorney fees from Mr. Elms on the grounds that the action is a derivative one that will benefit the Issuer. In addition, the Group intends to demand that the Issuer seek reimbursement from Mr. Rouse (and all other officers and directors found to have engaged in improper conduct) for the costs of their legal defense.

         In the future members of the Group may, without limitation: (a) communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (c) seek representation on the Issuer's Board; and/or (d) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action. Moreover, the Group reserves the right to demand that the Issuer turn over any board of director meeting minutes and records relating to: (a) compensation granted by the Issuer to directors, including, without limitation, payments made by the Issuer to directors for their tax liability on their stock options; and/or (b) any adjustments made by the directors to the strike price on their stock options. Finally the Group reserves the right to contact institutions, and/or agents of institutions, that may have an interest in acquiring the Issuer.

         On May 1, 2000, certain members of the Group (the "Stilwell SPN Group") filed a Schedule 13D in connection with the common stock of Security of Pennsylvania Financial Corp. ("SPN"). Thereafter, the Stilwell SPN Group communicated with management of SPN and scheduled a meeting with senior management in order to discuss maximizing short and long-term value of SPN's assets. On June 2, 2000, prior to the scheduled meeting, SPN and Northeast Pennsylvania Financial Corp. announced the signing of a definitive agreement under which Northeast Pennsylvania Financial Corp. agreed to acquire SPN and the Stilwell SPN Group disposed of its shares of SPN on the open market.

         On July 7, 2000, certain members of the Group (the "Stilwell CMRN Group") filed a Schedule 13D in connection with the common stock of Cameron Financial Corporation ("Cameron"). Thereafter the Stilwell CMRN Group exercised its shareholder rights by, among other things, requesting that Cameron management hire an investment banker, demanding Cameron's list of shareholders, meeting with Cameron's management, demanding that the Board invite the Stilwell CMRN Group's representatives to join the Board, writing to other Cameron shareholders to express their dismay with management's inability to achieve shareholder value and publishing that letter in the local press. On October 6,

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 10 of 18
--------------------------------------------------------------------------------

2000, Cameron announced that it had entered into an agreement to be acquired by Dickinson Financial Corp. and the Stilwell CMRN Group disposed of its shares of Cameron on the open market.

         On January 4, 2001, certain members of the Group (the "Stilwell CFIC Group") filed a Schedule 13D in connection with the common stock of Community Financial Corp. ("CFIC"). The Stilwell CFIC Group reported that it acquired the stock of CFIC for investment purposes after CFIC announced the sale of two of its four subsidiary banks and its intent to sell one or more of its remaining subsidiaries. On January 25, 2001, CFIC announced the sale of one of its remaining subsidiaries. Thereafter, the Stilwell CFIC Group announced its intention to run an alternate slate of directors at the 2001 annual meeting if CFIC did not sell the remaining subsidiary. On March 27, 2001, members of the Stilwell CFIC Group wrote to CFIC confirming that CFIC had agreed to meet with one of the Stilwell CFIC Group's proposed nominees to the Board. On March 30, 2001, before the meeting took place, CFIC announced that it had agreed to be merged with First Financial Corporation for cash estimated at $15.00 per share. The Stilwell CFIC Group, having accomplished its purpose of maximizing shareholder value, has announced that it will not seek representation on the Board or solicit proxies for use at the annual meeting.

         On February 23, 2001, certain members of the Group ("Stilwell MONT Group") filed a Schedule 13D in connection with the common stock of Montgomery Financial Corporation ("Montgomery"). In its Schedule 13D, the Stilwell MONT Group stated that it acquired the stock of Montgomery for investment purposes and that it believes the value of Montgomery's assets exceeds its current market price. Additionally, the Stilwell MONT Group stated that it expects to actively assert shareholder rights with the intent to influence the policies of Montgomery. The Stilwell MONT Group stated that it plans to request to meet with representatives of the Montgomery's management and Board of Directors to hear and assess their plans and goals. The Stilwell MONT Group also stated that it believes Montgomery can increase shareholder value, within a reasonable period of time, by making additional repurchases of its shares and/or selling itself. On April 20, 2001, representatives of the Stilwell MONT Group met with representatives of the Montgomery's management and voiced their belief that the surest way to maximize shareholder value of the Montgomery Issuer is to sell it to a larger, more efficient institution. During the meeting, the Stilwell MONT Group's representatives announced it has decided to run an alternate slate of directors at Montgomery's annual meeting unless the Issuer enters into a transaction. Stilwell Associates has requested that Montgomery produce its record of shareholders. On April 25, 2001, Stilwell Associates wrote to Montgomery demanding that it produce its record of shareholders. Montgomery complied with the demand and produced its record of shareholders, including its Cede & Co. list and a NOBO list.

         Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 11 of 18
--------------------------------------------------------------------------------

Item 5.   Interest in Securities of the Issuer

         The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 3,318,551, reported as the number of outstanding shares as of February 16, 2001, on a Form 10-Q dated February 9, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Stilwell Value Partners II

     (a) Aggregate number of shares beneficially owned: 290,800
         Percentage: 8.7%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 290,800
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 290,800

     (c) Since the filing of Amendment No.6 to the Original 13D, Stilwell Value Partners II has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners II, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners II, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners II. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners II with regard to those shares of Common Stock.

(B)  Stilwell Associates

     (a) Aggregate number of shares beneficially owned: 290,800
         Percentage: 8.7%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 290,800
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 290,800

     (c) Since the filing of Amendment No. 6 to the Original 13D, Stilwell Associates has not made any purchases or sales of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 12 of 18
--------------------------------------------------------------------------------

(C)  Stilwell Value LLC

     (a) Aggregate number of shares beneficially owned: 290,800
         Percentage: 8.7%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 290,800
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 290,800

     (c) Stilwell Value LLC has made no purchases of Common Stock.

     (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners
         II and Stilwell Associates. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners II and Stilwell Associates.

(D)  Mr. Joseph Stilwell

     (a) Aggregate number of shares beneficially owned: 290,800
         Percentage: 8.7%

     (b) 1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 290,800
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 290,800

     (c) Since the filing of Amendment No. 2 to the Original 13D, Joseph Stilwell has not made any purchases of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

         See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 13 of 18
--------------------------------------------------------------------------------

Item 7.   Material to be Filed as Exhibits

  Exhibit No.      Description
    --             -----------
    1              Joint Filing Agreement*
    2              Letter Dated December 26, 2000 From Stilwell Associates to The Issuer**
    3              Petition for Alternative Writ of Mandamus, dated January 5, 2001**
    4              Letter Dated January 24, 2001 From Stilwell Associates to The Issuer***
    5              Complaint dated February 16, 2001****
    6              Letter Dated May 8, 2001 From Stilwell Associates to The Issuer*****
    7              Complaint Dated May 21, 2001

*  Previously filed on November 17, 2000
** Previously filed on January 9, 2001
*** Previously filed on February 1, 2001
**** Previously filed on March 23, 2001
***** Previously filed on May 8, 2001

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 14 of 18
--------------------------------------------------------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 22, 2001
                                               STILWELL VALUE PARTNERS II, L.P.

                                               /s/ Joseph Stilwell
                                               --------------------------------
                                               By: STILWELL VALUE LLC
                                                   General Partner

                                               /s/ Joseph Stilwell
                                               --------------------------------
                                               By: Joseph Stilwell
                                                   Managing and Sole Member

                                               STILWELL ASSOCIATES, L.P.

                                               /s/ Joseph Stilwell
                                               --------------------------------
                                               By: STILWELL VALUE LLC
                                                   General Partner

                                               /s/ Joseph Stilwell
                                               --------------------------------
                                               By: Joseph Stilwell
                                                   Managing and Sole Member

                                               STILWELL VALUE LLC

                                               /s/ Joseph Stilwell
                                               --------------------------------
                                               By: Joseph Stilwell
                                                   Managing and Sole Member

                                               JOSEPH STILWELL

                                               /s/ Joseph Stilwell
                                               --------------------------------
                                               Joseph Stilwell

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 15 of 18
--------------------------------------------------------------------------------

                                    EXHIBIT 7
                          COMPLAINT DATED MAY 21, 2001

John F. Neupert
OSB No. 78316
Miller Nash LLP
3500 U.S. Bancorp Tower
111 S.W. Fifth Avenue
Portland, Oregon  97204-3699
Telephone:  (503) 224-5858
Fax:  (503) 224-0155
neupert@millernash.com

Attorneys for Plaintiff
STILWELL ASSOCIATES, L.P.

                       IN THE UNITED STATES DISTRICT COURT
                           FOR THE DISTRICT OF OREGON
STILWELL ASSOCIATES, L.P. suing                  Civil No.
derivatively on behalf of Oregon Trail
Financial Corp.,
                                                 COMPLAINT (Derivative Action To
                                                 Remove A Director)
                      Plaintiff,

         v.

EDWARD H. ELMS, an individual,
OREGON TRAIL FINANCIAL CORP., an
Oregon corporation,

                      Defendants.

         For its complaint, Stilwell Associates, L.P. ("Stilwell Associates"), a shareholder suing derivatively on behalf of the corporation Oregon Trail Financial Corp. ("OTFC"), alleges as follows:

                                NATURE OF ACTION

         1. This action is brought derivatively under ORS 60.261 by a shareholder of OTFC in order to remove a director of OTFC pursuant to ORS 60.327 on the grounds that the defendant director engaged in fraudulent or dishonest conduct and removal is in the best interest of the corporation.

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 16 of 18
--------------------------------------------------------------------------------


                                     PARTIES

         2. Stilwell Associates is a Delaware limited partnership located at 26 Broadway, New York, New York 10004. None of its members are citizens of the state of Oregon.

         3. Defendant Edward H. Elms ("Elms") is a citizen of the state of Oregon who resides at 2080 Balm Street, Baker City, Oregon 97814.

         4. OTFC is an Oregon corporation with its principal place of business in Oregon. OTFC owns Pioneer Bank which is a federal savings bank that is subject to regulation by the Office of Thrift Supervision, a federal agency. OTFC is joined as a defendant for the reasons alleged below.

                             JURISDICTION AND VENUE

         5. Subject matter jurisdiction exists under 28 USC ss. 1332 because there is complete diversity and the amount in controversy exceeds $75,000 exclusive of interest and costs.

         6. Venue exists under 28 USC ss. 1391 because defendants reside in this district and the events giving rise to the claim occurred in this district.

                                      CLAIM

         7. Stilwell Associates is the record holder of 100 shares of common stock of OTFC and is the member of a group of related entities who together own 290,000 shares, or 8.7 percent, of the outstanding common stock of OTFC - its largest shareholder.

         8. Stilwell Associates was at all times a shareholder of OTFC when the transaction complained of occurred and it brings this action derivatively in the right and for the benefit of OTFC. This action is not a collusive one to confer jurisdiction on this court which it would not otherwise have.

         9. At all relevant times, defendant Elms has been a member of the board of directors of OTFC.

         10. On April 9, 2001, defendant Elms testified under oath at a deposition in the lawsuit entitled, Stilwell Associates, L.P. v. Charles Henry Rouse, Multnomah County Circuit Court Case No. 01-02-01777 ("Rouse Lawsuit"). The Rouse Lawsuit was brought to remove Charles Rouse ("Rouse"), another director of OTFC, under ORS 30.510 for usurpation of office, on the grounds that he violated OTFC's residency requirement when he moved from a qualified county to Portland, Oregon.

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 17 of 18
--------------------------------------------------------------------------------

         11. Upon information and belief during the course of the deposition, Elms intentionally testified falsely with respect to three material issues in the Rouse Lawsuit: (a) the date by which Elms became aware that Rouse had moved or was planning to move to take a job in Portland; (b) the date corporate action was taken to amend the bylaws to attempt to grandfather Rouse on the board; and
(c) whether Elms discussed with any of the directors, including Rouse, the fact that Rouse would lose unvested shares of OTFC and options on shares of OTFC if Rouse were to lose his board seat.

         12. The intentional making of false sworn statements in regard to material issues constitutes fraudulent or dishonest conduct within the meaning of ORS 60.327 and is a crime punishable by imprisonment for more than a year.

         13. The removal of defendant Elms is in the best interests of OTFC within the meaning of ORS 60.327 because, among other things, under federal law a director of a banking institution may be removed if he has engaged in criminal conduct. The removal of defendant Elms by a governmental authority, such as the Office of Thrift Supervision, would have a negative impact upon OTFC. Even the possibility of such a removal would have a negative impact upon OTFC.

         14. Although demand is excused because it is futile, on May 8, 2001, Stilwell Associates served a demand (the "Demand") upon the chairman of the board of directors of OTFC pursuant to ORS 60.261(2) demanding that the board of directors of OTFC remove Elms. A copy of the Demand is attached as Exhibit 1 and is incorporated herein by reference. OTFC has failed or refused to abide by the Demand.

         15. Stilwell Associates is entitled to recover its reasonable attorney fees under the court's equitable powers because this is a derivative action that will benefit OTFC.

WHEREFORE, plaintiff prays for a decree as follows:
         1. An order removing Elms as a director of OTFC and an injunction barring Elms from reelection as a director of OTFC for a period of not less than two years;

         2. For reasonable attorney fees and costs and disbursements incurred herein; and

         3. For such further relief as the court may find to be just and equitable.

DATED this 21st day of May, 2001.

                                      MILLER NASH LLP
                                      /S/
                                      -------------------------
                                      John F. Neupert
                                      OSB No. 78316
                                      Telephone: (503) 205-2461

                                      Spencer L. Schneider, Esq.
                                      Attorney at Law
                                      145 Hudson Street
                                      New York, New York 10013

--------------------------------------------------------------------------------
CUSIP No. 685932105               SCHEDULE 13D                    Page 18 of 18
--------------------------------------------------------------------------------


                                      Telephone:  (212) 431-7151
                                      Facsimile:  (212) 431-7312
                                      Pro hac vice admission to be requested

                                              Attorneys for Plaintiff
                                              STILWELL ASSOCIATES, L.P.

                                  VERIFICATION

         Joseph Stilwell, being first duly sworn, says that I am the managing and sole member of Stilwell Value LLC which is the general partner of the plaintiff Stilwell Associates, L.P. in the above entitled action, that I have read the foregoing complaint and know the contents thereof, and that the same is true to my own knowledge, except as to matters therein stated to be alleged on information and belief, and as to those matters, I believe them to be true.


                                             /S/
                                             -------------------------
                                             Joseph Stilwell


SUBSCRIBED AND SWORN this 21st day of May, 2001.